Exhibit 11

Western Pennsylvania Adventure Capital Fund, LLC

Schedule of Computation of Earnings (Loss) Per Common Unit

For the Periods

	January 1, 2010 Through December 31, 2010	January 1, 2009 Through December 31, 2009	January 1, 2008 Through December 31, 2008

Net Income (Loss)	$(137,517)	$(407,245)	$(409,741)

Weighted Average Number of Units Outstanding	4,222,870	4,222,870	4,222,870

Earnings (Loss) per Unit	$(0.03)	$(0.10)	$(0.10)

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